August 3, 2026

Paolo Tiramani
Co-Chief Executive Officer
BOXABL Inc.
5345 E. N. Belt Road
North Las Vegas, Nevada 89115

        Re: BOXABL Inc.
            Registration Statement on Form S-3
            Filed July 27, 2026
            File No. 333-297729
Dear Paolo Tiramani:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Pam Howell at 202-551-3357 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction